November 9, 2007

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:           Form 10-K for Fiscal Year Ended December 31, 2006
Your File No. 1-10352

Dear Mr. Rosenberg:

This replies to the Staff’s comment letter dated October 26, 2007 to Columbia Laboratories, Inc.(hereinafter “Columbia”, the “Company” “we” or “our”) commenting on our From 10-K for the year ended December 31, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

        1. Over the last three fiscal years and the interim period ended June 30, 2007 you have generated significant profits from your operations in Europe and significant loses from your operations in the United States.  Please enhance your management’s discussion and analysis disclosures by quantifying and disclosing the underlying reasons for your significant profitability in Europe and your significant loses in the United States.  Please discuss the extent to which this variation is due to pricing, volume and foreign currency.  Please refer to Item 303(a) of Regulation S-K.

With respect to the MD&A section, below, in a disclosure type format, is a description of the results of our United States and European operations for the years ended December 31, 2006, 2005, and 2004.

These sentences will be added to our future MD&A disclosures beginning with our Form 10-K for fiscal year ending December 31, 2007:

All of our products are manufactured in Europe by third parties on behalf of our foreign subsidiaries who sell the products to our worldwide licensees, and to the Company in the case of the products we commercialize ourselves in the United States. Because our European revenues reflect these sales and are reduced only by our product manufacturing costs, we have historically shown a profit from our European operations.

Revenues from our United States operations principally relate to the Company’s products that we promote to doctors through our sales representatives, as well as royalty income from products that we have licensed. The Company charges our United States operations the full Selling and Distribution expenses that support our selling and marketing efforts. Research and Development expenses are charged to our United States operations for product development which principally supports new products and new label indications for products to be sold in this country.  In addition, the majority of our General and Administrative expenses represent the Company’s management activities as a public company and are charged to our United States operations.  The amortization of the licensing right (US Crinone license) is also charged to our United States operations. As a result we have historically shown a loss from our United States operations that has been significantly greater than, and offsets, the profits from our European operations.

Contractual Cash Obligations, Page 39

2.
Please revise the table of contractual obligations to include estimated interest payments on your debt.  Because the table is aimed at increasing transparency of cash flow, we believe these contractual payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

With respect to the table of contractual obligations, we plan to use the following disclosure type format for future filings beginning with our Form 10-K for fiscal year ending December 31, 2007:

		Total	2007	2008	2009	2010	Beyond

$40 Million Convertible Notes		$40,000	-	-	-	-	$40,000
Interest on $40 Million Notes (cash basis)	1	16,089	2,489	3,200	3,200	3,200	4,000

PharmaBio women's healtcare finance	2	4,367	394	3,973	-	-	-
agreement

PharmaBio Striant finance agreement	2	17,000	160	166	166	16,508	-

Operating lease obligations		179	142	13	13	10	1

Total		$77,635	$3,185	$7,352	$3,379	$19,718	$44,001

1 Reflects an interest rate of 8% (which would be reduced to 5% upon FDA approval of a preterm birth indication for our PROCHIEVE 8% product)
2 Reflects royalties based on estimated future sales

If you have further questions or the responses require further explanation, please do not hesitate to contact me at 973 486 8860.

Very truly yours,

/S/ James A. Meer
James A. Meer
Senior Vice President and Chief Financial Officer